Songzai International Holding Group Inc.
17890 Castleton Street, Suite 112
City of Industry, California
Tel: (626) 581-8878

                 March 11, 2009

FILED AS EDGAR CORRESPONDENCE
& VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Craig H. Arakawa

Re:
Songzai International Holding Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 10, 2008
File No. 333-66994

Form 10-Q for the Quarter Ended September 30, 2008
Filed November 14, 2008
File No. 333-66994

Dear Mr. Arakawa:

On behalf of Songzai International Holding Group Inc. (the “Company”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated February 3, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“10-K/A No. 2”), Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (“March 10-Q/A No. 1”), Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (“June 10-Q/A No. 1”), and Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (“September 10-Q/A No. 1”), containing revisions that have been made in response to the Staff’s comments.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
March 11, 2009

Form 10-K/A1 for the year ended December 31, 2007

Risks related to our acquisitions of the Xing An Companies, page 20

1.
We note your response to prior comment 1, regarding the status of payment on the $30 million promissory note and the potential for payment extensions from the Heilongjiang SAIC. We understand from your response that while full payment of the $30 million of promissory notes was not made within three months from closing of the acquisition, as had been required, and even though you have not secured a formal extension, you would rather not disclose this information in your filings.

While you may regard the possibility of annulment as unlikely, since this is not within your control, we believe that you should clearly and prominently disclose the status of your agreement. Therefore, please modify your disclosure in the subsequent interim reports to indicate whether you have obtained this extension and to discuss the likelihood that you will be able to make full payment on the promissory notes within the time periods specified to prevent annulment of the acquisition.

Response: We have revised the disclosures accordingly in the subsequent interim reports, as reflected on pages 25 and 40 of the June 10-Q/A No. 1, and on pages 20-21 and 34-35 of the September 10-Q/A No. 1.

Exhibit 99.4- Combined Financial Statements of Heilongjiang Xingan Group Hongyuan Coal Mine Co., Ltd and Heilongjiang Xingan Group Shengyu Mining Co., Ltd for the years ended December 31, 2007 and 2006

Note 6- Prepaid Mining Right, page 16

2.
We note your response to prior comments 13 and 14, regarding your prepaid mining rights and asset retirement obligations. Although you indicate that the 19.8 million ton estimate does not represent “proven and probable reserves” as defined by Industry Guide 7, we do not see that you have submitted any revisions to clarify this matter, and it remains unclear whether you have calculated the amortization of the prepaid mining right asset based on proven and probable reserves or the 19.8 million ton estimate.

The guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7 generally precludes disclosing estimates other than proven and probable. Tell us how you propose to address this guidance as it pertains to the factors utilized in calculating amounts related to your prepaid mining rights, asset retirement and other property costs. Please provide details sufficient to understand whether there is a meaningful conversion or comparison between your PRC estimates and estimates based on the Industry Guide 7 definitions.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
March 11, 2009

Given that DD&A is generally calculated under U.S. GAAP using proven and probable reserves, as defined under Industry Guide 7, it would be helpful to understand how you intend to calculate DD&A of the prepaid item and any related mining assets. Additionally, if you have used the PRC estimate to calculate DD&A in your financial statements, tell us how your results compare to those that would be reported utilizing proven and probable reserves instead, for each period presented.

Response: We do not own the coal mines.  Instead, we acquire mining rights from the government to extract a fixed quantity of coal from the mines.  Our mining rights specify the amount of coal to which we have the right to extract from the mines. For mining rights issued prior to September 1, 2006, we are required to make full payment of the coal specified in such mining rights within five years from the issuance date. Effective September 1, 2006, full payment of mining rights issued on or after such date is required within ten years of issuance date. The price is determined on a per metric ton (“tonne”) basis, and is subject to change based on the market price as determined by the relevant government agency. Thus, it is generally in our interest to pay for as much of the coal underlying a mining right upfront as possible to hedge against any future price increases.  The amounts of coal that we have paid for on our mining rights are our prepaid mining rights. We amortized the prepaid mining rights, assets retirement obligation and the related capitalized cost over the respective quantities we have contracted to purchase. Therefore, we believe that the guidance in SEC Industry Guide 7 is not applicable to our operations, although we have included disclosures regarding proven and probable reserves, as such terms are defined in SEC Industry Guide 7.

3.
We have further questions about your accounting for prepaid mining rights, which we believe would be appropriately resolved through improvements in your disclosure, although any disclosure that would quantify mineralized material not qualifying as proven pr probable reserves under Industry Guide 7 should be submitted for further consideration. Please address the following points.

•	Identify the amount of the prepaid mining right and remaining commitment amount associated with each mine at the end of the period.

Response: The amount of the prepaid mining right and remaining commitment amount associated with each mine at the end of the period have been included in the footnotes for each period presented.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
March 11, 2009

•
Tell us the levels of production estimated in determining the prepaid amounts designated as current, and explain how you handle differences between these and those that result using actual levels of production.

Response: In determining the prepaid mining right designated as current, we multiply our estimated production within the next twelve months by the current price per tonne.  We use the first in first out method in determining the price per tonne used to amortize the quantities extracted as well as to calculate current portion of the prepaid mining right. We multiply the actual production for the period by the first in first out price to arrive at the amortized amount.  The difference between estimated production and those that result using actual levels of production is very immaterial based on historical experience as our production is strictly tied to our budgeted production quantities.  This only affects the current and non-current portion and not the actual amortized amount.

•
Indicate when and the frequency with which the per tonnage amounts are established, and clarify whether these figures relate to production for a particular period or a specific quantity regardless of when production occurs.

Response: Per tonnage amounts are determined by the local mining bureau which granted the Company its mining rights, and are based in part on the market price as determined by the Heilongjiang Department of Land and Resources and in part on negotiation between the Company and the local mining bureau at the time the Company’s payment.  Per tonnage amounts relate to specific quantity of coal regardless of when production occurs. We have revised Note 6 accordingly.

•
Since you are required to pay the full amount of the right within five years of the grant due, and because you are estimating a ten year life of mine, disclose whether the per tonnage amounts will continue to be revised after payments using the current per tonnage figures are made, for amounts not yet produced.

Response: It should be noted that for mining rights acquired prior to September 1, 2006, we are generally required to pay the full amount of such mining rights within 5 years.  Effective September 1, 2006, per Heilongjiang Geology and Mineral Exploration Office, we are required to pay the full amount of mining right within 10 years for mining rights issued on or after such date, and we have revised Note 6 accordingly.  As noted in the response above, per tonnage amounts are established at the time of payment, and relate to specific quantity of coal regardless of when production occurs. Thus, per tonnage amounts will not continue to be revised for amounts of coal already paid but not yet produced.  We use the first in first out method in determining the price per tonne used to amortize the quantities extracted.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
March 11, 2009

•	Identify the date of your prepaid mining rights agreement, and the corresponding five-year date at which full payment is due.

Response: As noted in an earlier response above, per tonnage amounts are determined at the time of payment for a specific quantity of coal. Thus, there is no prepaid mining rights agreement with relevant government agency. Instead, we obtain oral confirmation from the relevant government agency for the per tonne price at the time of payment.  As also noted in the response above, for mining rights granted prior to September 1, 2006, we are generally required to pay the full amount of mining rights granted within 5 years of such grant dates (which correspond to the dates that the reserves appraisal reports by government authorized mining engineers are approved by Heilongjiang Department of Land and Resources).  Effective September 1, 2006, per Heilongjiang Province Geology and Mineral Exploration Office, we are now required to make full payment within 10 years for mining rights granted on or after such effective date. We have revised Note 6 accordingly.

•
Since you appear to have estimated your ten year mine life using estimates based on PRC guidelines, rather than the definitions in Industry Guide 7, tell us the reasons for the differences, and clarify whether you regard the full PRC estimate as economic. Also tell us the portion of your PRC estimate not complying with Industry Guide 7 that you expect to mine each period. It should be clear whether this is expected to occur evenly over the life of your mine, or is expected to be concentrated within a particular stage of the mining operation.

Response: Based on our explanation to Comment No. 2 above, we believe that a comparison to the Industry guide 7 is not applicable.

•
Indicate whether you may legally avoid the unpaid commitment amount, if you decide to cease mining at the property; and indicate the extent to which you would be entitled to a refund of any prepaid amounts under these circumstances.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
March 11, 2009

Response: as noted earlier, we do not own the coal mines, but acquire mining rights from the government that entitle us to extract a fixed quantity of coal. The amount of coal underlying the mining rights are appraised by government authorized mining engineers and approved by Heilongjiang Department of Land and Resources. Based on such mining rights, we pay for the right to extract fixed quantity of coals which are our prepaid mining rights. If we decide to cease mining at a particular property, and we have already extracted all the coals underlying our prepaid mining rights, the government will then take back that coal mine.  If we decide to cease mining but have not extracted all coal underlying our prepaid mining rights, while we will not be entitled to a refund of the corresponding prepaid mining rights from government, we can sell such unused prepaid mining rights to a third party.

•	File your prepaid mining agreements as exhibits to comply with Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: As stated in an earlier response, we do not have prepaid mining agreements. Instead, per tonnage amounts are determined at the time of payment. It is at the Company’s discretion as to the time and frequency of making payment, provided that full payment of the mining rights is made within 5 years for mining rights granted before September 1, 2006, and 10 years for mining rights granted on or after September 1, 2006. Accordingly, we are unable to file any agreement as exhibit in response to this comment.

Directors, Executive officers and Corporate Governance, page 42

Business Experience Descriptions, page 42

4.
Provide the business and employment backgrounds for each of the directors, executive officers and significant others of the company for the full five preceding years at the minimum as provided for in Item 401(e) of Regulation S-K.

Response: We have revised our disclosures accordingly as reflected on pages 42-43 of the 10-K/A No. 2.

Exhibit 99.5- Pro Forms Financial Statements

Pro Forma Combined Balance Sheet, page F-2

5.
We note your response to prior comment 16, regarding your determination of fair value of purchase consideration for the acquisition of Songzai by Hong Yuan and Sheng Yu (which you collectively refer to as Xing An). Although you indicate that you followed the guidance in paragraph 22 or SFAS141 in determining the fair value of the outstanding shares of Songzai, you have not addressed your deduction of the $30 million in cash payable to the Xing An shareholders in determining the purchase price.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
March 11, 2009

We understand that from a legal standpoint, Songzai acquired Xing An by issuing additional shares and agreeing to the $30 million distribution. However, you have indentified the transaction as a reverse merger, with Xing An as the acquiring entity. We see that you have some accounting that is consistent with this with this determination, e.g. reporting the shares outstanding just prior to the merger as being issued in the transaction, and recasting your historical equity to show the number of shares being issued as outstanding prior to the transaction. You also indicate that you are adjusting equity directly to recognize the dividend payable associated with the $30 million.

We do not see how you calculation of the purchase price is consistent with your reclassification of equity for the dividend payable, or reverse merger accounting generally. Given that the $30 million will be distributed to the Xing An shareholders, it is unclear why you would regard that payment as consideration for the business being acquired from the Songzai shareholders. We reissue prior comment 16.

Response: We believe we recorded the acquisition transaction in accordance with US GAAP and its economic substance. The transaction is analogous to a car dealer offering a car for $30,000 with $3,000 cash back. The cost to the customer is $27,000 and not $30,000. Likewise, we accounted for the transaction at the net purchase price to the accounting acquirer. The alternative accounting would be to record goodwill of approximately $30 million, a credit to equity of $30 million, a debit to retained earnings of $30 million for the distribution and a credit to dividend payable for $30 million.

We believe that we have accounted for the transaction based on its substance, which is the net purchase price to the accounting acquirer. We see this as one integrated transaction, not two transactions as it stems from the same share exchange agreement. We believe that how the parties negotiate a transaction should not be the basis of accounting, as the underlying intent of US GAAP is to promote substance over form. Our auditors concur with our accounting treatment. We accordingly and respectfully request your reconsideration of this matter.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
March 11, 2009

Exhibits and Financial Statement Schedules

6.
We note your response to prior comment 18, regarding various restrictions on the transfer of assets between your subsidiaries and the parent company. Although you state that you are legally entitled to receive dividend payments and capital distributions from your PRC subsidiaries, disclosure on page 22 of your risk factors indicates that your ability to make distributions may be restricted due to PRC government regulations over foreign investments in China. Specifically, you disclose that conversion of Renminbi to foreign currency is subject to ministerial review for current account items, and SAFE approval for capital account items. And while you explain in your response that parent-only financial information would be very limited, the emphasis of this point is the principal reason for requiring parent-only financial information, as explained in paragraph 24 of ARB 51, and FRP §213.02. We reissue prior comment 18.

Response: We note that our PRC subsidiaries are all foreign investment enterprises, and accordingly, as noted in the risk factor page 22, distributions by our PRC subsidiaries are considered “current account” transactions subject only to ministerial review, rather than approval, under the FX regulations. The implication is that the ability of our PRC subsidiaries is only restricted by the availability of foreign currency in government sanctioned swap centers. Nevertheless, we have revised our disclosures accordingly to include the financial statements of the US parent company, as reflected on page F-24 and F-25 of the 10-K/A No. 2.

Form 10-Q for the Quarter Ended September 30, 2008

General

7.
Please address the accounting and disclosures in your interim reports as necessary to consistently resolve the issues pertaining to your annual report. Please submit the revisions to catch corresponding section of your first, second and third quarter reports that you believe would be responsive to the comments written above.

Response: We have accordingly revised the accounting and disclosures in the March 10-Q/A No. 1, June 10-Q/A No. 1 and September 10-Q/A No. 1 to consistently resolve the issues pertaining to our annual report.

Note 1- Organization and Description of Business, page 6

8.
We note your disclosure stating that 10% of the equity interests in Xing An have been placed in trust “…for the benefit of Songzai”. Please expand your disclosure to explain the purpose of placing these interests in trust, the circumstances under which such interests would be release from the trust to Songzai, and the means of conveying benefit to Songzai presently. Please also indicate whether there are any circumstances under which these interests would revert back to the Xing An shareholder group.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
March 11, 2009

Response: We have revised our disclosures accordingly, as reflected on page 36 of the 10-K/A No. 2, on page 4 of the June 10-Q/A No. 1, and on page 6 of the September 10-Q/A No. 1.

Note 17- Reverse Acquisition, page 20

9.
Please submit your computation of the purchase price and allocation, including the adjustments made for the dividend payable and negative goodwill; before any revisions that may be needed to resolve the issues outlined above.

Response: Our computation of the purchase price and allocation, including the adjustments made for the dividend payable and negative goodwill is submitted along with this letter.

Controls and Procedures, page 32

10.	Please make appropriate changes to your 10-Qs for the Quarters ended June 30, 2008 and September 30, 2008 that comply with the following comments on your 10-Q for the Quarter Ended March 31, 2008.

Response: We have made revisions accordingly as reflected on page 34 of the June 10-Q/A No. 1, and on page 29 of the September 10-Q/A No. 1.

11.
We note your response to comment 27 and we reissue this comment in part. Please revise your disclosure to indicate the dates when you took the actions to remediate the material weaknesses, and disclose any associated material costs.

Response: We have revised our disclosure accordingly, as reflected on pages 15-16 of the March 10-Q/A No. 1, on page 34 of the June 10-Q/A No. 1, and on page 29 of the September 10-Q/A No. 1.

12.	It does not appear that your certifying officers have reached a conclusion as to the effectiveness of your disclosure controls.

Response: We have revised our disclosures accordingly, as reflected on page 16 of the March 10-Q/A No. 1.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
March 11, 2009

13.
We note your response to comment 28. In accordance with Item 308(c), please state whether there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response: We have revised our disclosures accordingly, as reflected on page 16 of the March 10-Q/A No. 1.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact our counsel at Richardson & Patel LLP, Francis Chen, by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

Songzai International Holding Group, Inc.

By:	/S/ Yvonne Zhang
Yvonne Zhang
Chief Financial Officer